Exhibit 14

CPAC, INC.

CODE OF ETHICS

February 10, 2003

CPAC, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors of CPAC, Inc. hereby clarifies and restates its Code of Business Conduct and Ethics. This Code applies to all members of the Board of Directors, all senior executive and financial officers and all employees of CPAC, Inc., its subsidiaries and its divisions. In doing so, the Board reaffirms the following standards of conduct:

    All CPAC personnel must observe the highest standards of business and personal ethics in the conduct of their duties and responsibilities. We must practice honesty and integrity in every aspect of dealing with other company personnel, the public, the business community, shareholders, customers, suppliers and government authorities.

    We prohibit unlawful discrimination against directors, officers, employees, shareholders, customers or suppliers on account of race, color, age, sex, sexual orientation, religion, national origin or mental or physical handicaps. All persons are to be treated with dignity and respect and they shall not be unreasonably interfered with in the conduct of their duties and responsibilities.

    No employee should be misguided by any sense of loyalty to the company or the desire for profitability that might cause him or her to disobey any applicable law or company policy. Violation of company policy will constitute grounds for disciplinary action including, when appropriate, termination of employment.

The Board has restated this Code and made it applicable to all personnel in order to promote:

    Honest and ethical conduct in all our business dealings, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

    Avoidance of conflicts of interest including disclosure to the person(s) identified below of any material transaction or relationship that reasonably could be expected to give rise to a conflict;

    Compliance with applicable governmental rules and regulations;

    Full, fair, accurate, timely and understandable disclosure in all reports and documents filed by the company with or documents submitted by it to the Securities and Exchange Commission.

            A. Compliance with laws, rules and regulations (including insider trading laws)

CPAC, Inc. like any other business is subject to federal, state and local laws and regulations as well as international laws and regulations. It is company policy to proactively promote compliance with all such laws, rules and regulations, including insider trading laws and rules with particular emphasis as follows:

(i) Antitrust

The antitrust laws of the United States and similar laws in other countries are designed to prohibit agreements among companies that fix prices, divide markets, limit production or otherwise impede or destroy market forces. It is company policy to adhere to the letter and spirit of these laws. Some of the most serious antitrust offenses are agreements between competitors in restraint of trade, such as agreements to fix prices, or to allocate customers, territories or markets. Any such agreement--even an unwritten, informal understanding--may be unlawful regardless of its commercial reasonableness.

Relationships with customers and suppliers can also be subject to a number of antitrust prohibitions, particularly attempts to restrict customer's reselling activity through resale price maintenance. Other activities that create antitrust problems are discrimination in terms and services offered to customers, exclusive dealings and tie-in sales.

The consequences for CPAC and its personnel for not complying with the antitrust laws are extremely serious. Violation of some antitrust provisions is a felony in the United States and can lead to fines and imprisonment for the individuals involved and to even heavier fines for the company. Moreover, even in the absence of criminal prosecution, civil antitrust suits may be brought to recover treble damages and attorneys' fees.

Whenever you have any doubt as to whether a contemplated action may raise issues under the antitrust laws you should consult the chief executive officer of the division or subsidiary where you work and, if appropriate, CPAC's chief financial officer.

(ii) Insider Trading

On occasion you may have information about CPAC or other public companies with which CPAC does business or is negotiating that is "non-public"--that is, not known to the public, such as interim earnings figures, possible acquisitions or divestments, or marketing plans for the introduction of a new product.

Information is considered to be non-public until it has been adequately disclosed to the public, i.e. the information has been publicly disclosed and adequate time has passed for the securities market to digest the information. If this non-public information is "material"--that is, if it might affect a decision to buy, sell or hold CPAC or the other company's stock or affect the market for such stock--then under the securities laws of the United States and company policy:

    You must not trade in CPAC stock or securities of the other firm to which the material non-public information relates;

    You must not use such non-public information as an opportunity for personal gain for you or others;

    You must not disclose such non-public information to persons outside CPAC;

    You must not needlessly discuss such non-public information with persons inside CPAC;

    Personnel with knowledge of non-public information should exercise extreme diligence to maintain it in confidence and must not trade in CPAC stock or the stock, bonds or other securities of any other company involved before the non-public information is announced to the public and for a reasonable period of time thereafter.

If you leave CPAC, your obligation to maintain the confidentiality of any such non-public information continues until that information has been adequately disclosed to the public.

If you have a question as to whether such non-public information has been adequately disclosed to the public, you must contact CPAC's chief financial officer and abstain from trading in the affected securities or disclosing the information until you have been informed that the information is not material or has been publicly disclosed and digested.

For further information about restrictions on securities trading and the use of non-public information, please refer to the "CPAC Insider Trading Policy and Procedures."

(iii) Dealings with Government Officials

No one should seek to influence any government employee's judgment or conduct by promises of gifts or loans or by any unlawful inducement.

Thus it is important that you not provide any gift, entertainment or other thing of value to a government employee. Any exceptions must be pre-cleared with CPAC's senior management.

In addition, certain lobbying laws may require the company and/or its personnel to register and report as a lobbyist if a CPAC person communicates with a government employee for the purpose of influencing legislation or certain other official actions. If you are engaged in any such activity, you must consult with CPAC's senior management.

CPAC's commitment to dealing legally and ethically with governmental officials applies worldwide. Company policy and the law prohibit us from giving or offering to give money or anything of value--whether in cash or not, or whether directly or indirectly (e.g. through others), to any foreign official to induce that official to effect any government act or decision or to assist the company in obtaining or retaining business. To ensure that you do not violate the standard, it is the company's policy that, except for legally mandated fees, (e.g. required permit or license fees), no payments or gifts related to the company's business activities will be made to foreign officials, directly or indirectly, unless approved in advance by CPAC's senior management.

Always be direct and honest in dealings and communications with government employees. Any knowing or willful false or misleading statements to government employees (oral or written) and particularly any false statement under oath can expose the company and its personnel to substantial penalties.

For more detailed guidance on the company's policy in these areas, see discussion under the heading "CPAC, Inc. Foreign Practices Act."

(iv) Political Activities

No funds or assets of the company may be used for contributions to any political party or candidate, whether federal, state or local, in the United States or abroad. This prohibition covers not only direct contributions, but also indirect assistance or support through buying tickets to political fund-raising events or furnishing goods, services or equipment for political fund-raising or other campaign purposes. The prohibition applies only to the use of corporate funds or assets for political purposes and is not meant to discourage you from making personal contributions to the candidate or party of your choice.

The company is prohibited from compensating or reimbursing any CPAC people or individuals associated with the company (including outside lobbyists), directly or indirectly, in any form, for political contributions that these persons intend to make or have made.

Federal Election Law prohibits contributions from a company in connection with a Federal election. States and other political subdivisions may have similar prohibitions. A political contribution includes both direct (i.e. money) and in kind contributions. In kind contributions include the purchase of fund raising tickets, contribution of product, volunteer work by CPAC people within normal business hours and the use of CPAC facilities for fund raising or political purposes. If you have a question regarding an in kind contribution, please contact CPAC's senior management.

Individual CPAC people remain free to make personal contributions to candidates or parties of their choice. A personal contribution is the responsibility of the individual person. CPAC has no responsibility for or obligation with respect to a personal contribution. Further, a personal contribution shall not be made with the intention of assisting CPAC or one of its operating companies in obtaining or retaining business.

(v) International Transactions

In the conduct of both its domestic and overseas operations, CPAC fully complies with all applicable U.S. laws governing imports, exports and the conduct of business with non-U.S. entities. These laws contain limitations on the types of products that may be imported into the United States and the manner of importation. They also prohibit exports to, and most other transactions with, countries that are boycotted by the United States as well as cooperation with boycotts of countries that are not boycotted by the

United States. Any questions on these issues should be directed to CPAC's senior management.

(vi) Unfair Competition Rules

CPAC believes its confidential proprietary information is an important asset in the operation of its business and prohibits the unauthorized use or disclosure of this information. CPAC also respects the property rights of other companies to their proprietary information and consequently requires all personnel to comply with both the spirit and letter of U.S. and foreign laws and regulations protecting such rights. CPAC's success is dependent upon the strict adherence by all personnel to this policy.

Collecting information on our competitors from legitimate sources to evaluate the relative merits of their products, services and marketing methods is proper and often necessary. However, when CPAC has been provided information on a confidential basis to evaluate a possible acquisition, product or business opportunity, that information may not be used for any other purpose. Specifically, such information may not be disclosed to other CPAC personnel who are not involved in the evaluation, to customers or to any other individuals. Also such information may not be used in connection with any development, marketing or manufacturing programs within the company.

(vii) Gifts, Favors and Entertainment

CPAC's objective is to compete in the marketplace on the basis of superior products, superior service and competitive prices. No payment in any form shall be made directly or indirectly to anyone for the purpose of obtaining or retaining business or to obtain any other favorable action. No gifts should be accepted from a supplier, vendor or customer unless the gift has insubstantial value and a refusal to accept it would be discourteous or otherwise harmful to CPAC. Personnel must receive approval from their supervisors before they accept any gift having a value of over $25.00. This policy applies equally to giving gifts to suppliers or vendors or non-governmental customers (see the above discussion of gifts to governmental representatives).

Appropriate business entertainment of non-government employees occurring in connection with business discussions or the development of business relationships is generally deemed appropriate. Such instances may include business related meals and trips, refreshments before or after a business meeting and an occasional athletic, theatrical or cultural event. Entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted. This applies equally to the giving or receiving of entertainment.

(viii) Non-Discrimination

CPAC will aggressively provide equal opportunities to all employees and job applicants. CPAC will not discriminate against employees or potential employees because of race, color, religion, sex, sexual orientation, age, national origin or mental or physical handicaps. For a more complete discussion of company policy, see Handbook Policy No. 3.

(ix) Harassment

CPAC employees are expected to treat their colleagues and subordinates with respect and dignity. The abuse of the power and authority inherent in a supervisor/subordinate relationship, which results in inappropriate or coercive actions or comments of a sexual nature is considered harassment. Such behavior is not only unethical but also illegal. For a more complete discussion of company policy, see Handbook Policy No. 15.

            B. Conflicts of Interest

A "conflict of interest" occurs when an individual's private interest interferes in any way--or even appears to interfere--with the interest of CPAC as a whole. The conflict situation can arise when an employee, officer or director takes action or has an interest that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also arise when an employee, officer, director or member of his or her family receives improper personal benefits as a result of his or her position in the company. CPAC's officers, directors and employees should not have any financial or business relationship with suppliers, customers or competitors that might impair or even appear to impair, the independence of any judgment they may need to make on behalf of the company.

Therefore, unless CPAC's Board of Directors determines in a specific case that a relationship, service or interest does not impair, appear to impair nor prejudice the company, it is company policy that employees, directors and officers may not:

    Perform services or have a financial interest in a private company that is or may be a supplier, customer or competitor of the company.

    Perform services for or have a material interest in a publicly traded company that is, or may become, a supplier, customer or competitor of the company.

    Perform outside work or otherwise engage in any outside activity or enterprise that interferes in any way with job performance or creates a conflict with the company's best interest.

Company personnel are under a continuing obligation to disclose to their supervisors any situation which presents the possibility of a conflict or disparity of interest between the person and the company. Disclosure of any potential conflict is the key to remaining in full compliance with this policy.

            C. Corporate Opportunities

Employees, officers and directors are prohibited from:

    taking for themselves personally, opportunities that are discovered through the use of corporate property, information or position;

    using corporate property, information, or position for personal gain;

    competing with the company.

            D. Confidentiality

CPAC's trade secrets, its proprietary information and much of its internal information are valuable assets. Protection of this information, including maintaining its secrecy, plays a vital role in our continued growth and ability to compete.

CPAC's proprietary information and trade secrets may consist of any formula, design, device or information that is used in our business and that gives CPAC an opportunity to obtain an advantage over our competitors. CPAC's trade secrets and proprietary information are not always of a technical nature. Such information can also include business research, new product plans, strategic objectives, any unpublished financial or pricing information, employee, customer and vendor lists and information regarding customer requirements, references, business habits and plans. This list, while not complete, suggests a wide variety of information that needs to be safeguarded.

Employees, officers and directors should maintain the confidentiality of information entrusted to them by the company or its customers except when disclosure is authorized or legally mandated. More specifically, your obligations with respect to CPAC's trade secrets and proprietary information are:

    Not to disclose this information to persons outside of CPAC;

    Not to use this information for your own benefit or the benefit of persons outside of CPAC;

    Not to disclose this information to other CPAC employees except on a "need to know" or "need to use" basis, and then only with a strong statement that the information is a CPAC trade secret.

If you leave CPAC, your obligation to protect CPAC's trade secrets and proprietary information continues until the information becomes publicly available or CPAC no longer considers it a trade secret or proprietary. You should remember also that correspondence, printed matter, documents or records of any kind, specific process knowledge, procedures, special CPAC ways of doing things--whether confidential or not--are all the property of the company and must remain at CPAC. Of course, personal skills acquired or improved on the job are the personal assets of the one who leaves.

            E. Fair Dealing

Each employee, officer and director must endeavor to deal fairly with the company's customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice.

            F. Internal Reports, Statements, Records; Protection and Proper Use of Company Assets

CPAC shall make and keep books, invoices, records and accounts that in reasonable detail accurately and fairly reflect the transaction and disposition of the assets of the company. Company personnel shall maintain accurate and fair records of transactions, time reports, expense accounts and other company records. The company has devised and maintains a system of internal controls sufficient to provide reasonable assurances the transactions are properly authorized, executed and recorded.

In this respect the following guidelines must be followed:

    No undisclosed, unrecorded, or "off book" funds or assets should be established for any purpose;

    No false or fictitious invoices should be paid or created;

    No false or artificial entries should be made or misleading reports issued;

    Assets and liabilities of the company shall be recognized and stated in accordance with the company's standard practices and generally accepted accounting principles.

All employees, officers and directors are obligated to protect the company's assets and insure their efficient use. Theft, carelessness and waste have a direct impact on the company's profitability. All company assets may only be used for legitimate business purposes. For further information on this subject, please refer to CPAC's Financial Integrity and Compliance Program.

            G. Safety; Substance Abuse

The personal safety and health of each officer, employee and director of CPAC is of primary importance. The prevention of job related injuries and illness of such concern that it will be given precedence over operating productivity whenever necessary. The company will, to the best of its ability, provide all mechanical and physical facilities required for personal safety and health. Full cooperation and all safety and health matters, not only between supervisors and employees, but also between an employee and his fellow worker is required.

CPAC has a particular concern about drug and alcohol abuse since these can have a serious effect on an employee's productivity and job performance and may jeopardize the safety of the employee and his co-workers.

CPAC will conduct drug or alcohol screening tests as part of its pre-employment process and will conduct drug or alcohol screening tests:

    for employment in a safety sensitive position;

    for reasonable cause;

    for involvement in a work related accident.

For more information please refer to the Employee Handbook Policy on substance abuse for an extensive overview of the policy.

            H. Environment

The health and safety of our customers, our employees and the communities in which we operate is paramount in all that we do.

To demonstrate our resolve, CPAC is committed to reducing waste and minimizing the impact of our products and packaging on the environment. We are dedicated to recycling and other responsible methods of waste management. CPAC is committed to manufacturing, packaging and selling quality products to meet or exceed health and safety rules and regulations. CPAC will continue to improve its products and packaging and invest in innovations to protect the environment. In addition,

    CPAC is committed to operating our facilities safely and in a manner that is sensitive to employee and community conditions. CPAC will look ahead to improvements in our facilities and processes to further protect the environment;

    CPAC will make environmental issues and concerns an integral part of its business decisions and transactions.

Finally, we must each comply strictly with the letter and spirit of all applicable environmental laws and regulations and the public policies they represent. No director, officer or employee of the company has authority to engage in conduct that does not comply with this policy or to authorize such conduct by any other person. Anyone who has a concern, question or suggestion regarding our environment policy and implementing procedures should consult CPAC's Corporate Environmental Compliance Officer.

            I. Responsibility for Compliance

In accepting a position as an officer, director or employee of CPAC each of us becomes accountable for compliance with these standards of conduct and with the more detailed guidelines contained in CPAC's Employee Manual, its Insider Trading Policy and Procedures, Financial Integrity Compliance Program as well as other policies, procedures and guidelines prepared by our company and its subsidiaries and divisions. All supervisors are responsible for communicating these standards to employees for insuring that they understand and abide by them and for creating a climate where employees can discuss ethical and legal issues freely.

CPAC is committed to proactively promote ethical behavior. It encourages its employees to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Consequently:

    You are encouraged to seek guidance. This Code cannot provide definitive answers to all questions. There are in fact no easy answers to many ethical issues we face in our daily business activities. In many cases the right thing to do will be obvious but in more complex situations it may be difficult for an employee, officer or director to decide what to do. When an employee is faced with a tough, ethical decision or whenever an employee has any doubts as to the right thing to do, he or she should bring such doubts and/or questions concerning company policy, including the guidelines described in this Code, to the attention of his or her direct supervisor or manager who may in turn refer such matter to the subsidiary or division's chief executive officer and/or chief financial officer who in turn may refer the matter to CPAC's chief executive officer, chief financial officer or to its legal counsel.

    You must report violations. If you know of or suspect a violation of the Code or other company guidelines you must immediately report that information to your immediate supervisor or in the alternative you should feel free to go directly to higher levels of management such as your subsidiary's or division's chief executive officer, chief financial officer or to CPAC's chief executive officer or chief financial officer.

    Violations will be investigated. All reported violations will be promptly investigated and will be treated confidentially to the extent possible. It is imperative that reporting persons not conduct their own investigations. Investigations may involve complex legal issues. Acting on your own may compromise the integrity of an investigation and adversely affect both you and CPAC.

    Disciplinary actions may be taken. The company intends to prevent the occurrence of conduct not in compliance with the Code or other CPAC business practice, guidelines and policies and to halt any such conduct that may occur as soon as reasonably possible after its discovery. CPAC people who violate the Code or other CPAC business practices and guidelines may be subject to disciplinary actions up to and including termination of employment. As with all matters involving disciplinary action, principles of fairness will apply.

    No Retaliation. No person will be disciplined or otherwise treated adversely for reporting violations of company policy, raising questions or making suggestions in good faith. Anyone who retaliates against someone who has reported a violation or raises a question in good faith will be subject to disciplinary action. Similarly, any person who intentionally makes false or misleading allegations may be subject to disciplinary action.

            J. Waivers

No waiver of any provision of this Code ordinarily will be granted. Any waiver of this Code or any provision thereof may be granted only by the Board of Directors of the Company after satisfying itself that such a waiver is truly necessary and warranted. Any waiver so granted will be limited and qualified so that the Company and its shareholders are protected to the greatest extent possible. The Company will promptly disclose the fact of any such waiver to the Company's shareholders.